UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

EXPLANATORY NOTE

On August 29, 2023, Kamada Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders at the Company’s offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel (the “Meeting”). At the Meeting, the shareholders voted on and approved, by the applicable required majority, each of the proposals that were described in the Company’s Notice and Proxy Statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on July 13, 2023 (the “Proxy Statement”). Accordingly, at the Meeting, the shareholders of the Company approved the following proposals:

1.	A private placement of the Company’s ordinary shares, following which FIMI shall become a controlling shareholder of the Company (within the meaning of the Israeli Companies Law, 5759-199 (the “Israeli Companies Law”)), on the conditions set forth in Proposal 1 to the Proxy Statement for the Meeting (the “Private Placement”).

2.	The election of each of Prof. Benjamin Dekel and Assaf Itshayek as external directors, within the meaning of the Israeli Companies Law, for an initial three-year term, subject to the closing of the Private Placement.

3.	The grant of options to each of Prof. Benjamin Dekel and Assaf Itshayek, within the meaning of the Israeli Companies Law.

Additionally, the following exhibit is attached:

99.1	Kamada Announces Shareholder Approval and Planned Closing of $60 Million Private Placement with FIMI Opportunity Funds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2023	KAMADA LTD.

	By:	/s/ Nir Livneh
Nir Livneh
Vice President General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Kamada Announces Shareholder Approval and Planned Closing of $60 Million Private Placement with FIMI Opportunity Funds

3